SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2003

QIAGEN N.V.

Spoorstraat 50

5911 KJ Venlo

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

QIAGEN N.V.

Form 6-K

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

	March 31, 2003	December 31, 2002
ASSETS
Current Assets:
Cash and cash equivalents	$51,228,000	$44,893,000
Marketable securities	11,525,000	11,530,000
Notes receivable	4,291,000	4,337,000
Accounts receivable, net of allowance of $2,910,000 and $2,440,000 in 2003 and 2002, respectively	51,685,000	51,451,000
Income taxes receivable	1,855,000	1,901,000
Inventories	61,121,000	56,113,000
Deferred income taxes	13,452,000	11,629,000
Prepaid expenses and other	13,203,000	11,188,000

Total current assets	208,360,000	193,042,000
Property, plant and equipment, net	217,158,000	211,913,000
Long-term marketable securities, approximately $63,000 and $66,000 restricted in 2003 and 2002, respectively	708,000	735,000
Goodwill	24,827,000	25,569,000
Intangible assets, net	12,503,000	12,750,000
Deferred income taxes	2,455,000	3,026,000
Other assets	11,004,000	7,476,000

Total assets	$477,015,000	$454,511,000

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Lines of credit	$425,000	$935,000
Short-term debt	3,270,000	—
Current portion of long-term debt	6,080,000	1,340,000
Current portion of capital lease obligations	1,052,000	999,000
Accounts payable	20,670,000	23,661,000
Accrued liabilities	27,867,000	28,031,000
Income taxes payable	19,585,000	20,487,000
Deferred income taxes	6,860,000	6,035,000

Total current liabilities	85,809,000	81,488,000

Long-Term Liabilities:
Long-term debt, net of current portion	98,916,000	95,733,000
Capital lease obligations, net of current portion	11,319,000	11,107,000
Other	5,064,000	3,152,000

Total long-term liabilities	115,299,000	109,992,000

Commitments and Contingencies

Shareholders’ Equity:
Common shares, .01 EUR par value:
Authorized—260,000,000 shares
Issued and outstanding—145,600,503 shares in 2003 and 145,533,589 shares in 2002	1,479,000	1,478,000
Additional paid-in capital	134,711,000	134,547,000
Retained earnings	131,415,000	120,420,000
Accumulated other comprehensive income	8,302,000	6,586,000

Total shareholders’ equity	275,907,000	263,031,000

Total liabilities and shareholders’ equity	$477,015,000	$454,511,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three Months Ended March 31,
	2003	2002
Net sales	$79,586,000	$70,530,000
Cost of sales	25,546,000	21,045,000

Gross profit	54,040,000	49,485,000

Operating Expenses:
Research and development	7,510,000	6,436,000
Sales and marketing	19,189,000	17,859,000
General and administrative	9,682,000	9,478,000
Closure and related costs	1,567,000	—

Total operating expenses	37,948,000	33,773,000

Income from operations	16,092,000	15,712,000

Other Income (Expense):
Interest income	220,000	338,000
Interest expense	(1,044,000)	(651,000)
Research and development grants	399,000	136,000
Loss on equity method investee	(357,000)	(381,000)
Gain (loss) on foreign currency transactions	138,000	(140,000)
Other miscellaneous (expense) income, net	8,000	(10,000)

Total other expense	(636,000)	(708,000)

Income before provision for income taxes	15,456,000	15,004,000
Provision for income taxes	4,461,000	5,498,000

Net income	$10,995,000	$9,506,000

Basic and diluted net income per common share	$0.08	$0.07

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three Months Ended March 31,
	2003	2002
Cash Flows From Operating Activities:
Net income	$10,995,000	$9,506,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,867,000	4,580,000
Provision for losses on accounts receivable	243,000	64,000
Deferred income taxes	1,445,000	4,603,000
Loss (gain) on disposition of property and equipment	142,000	(55,000)
Net realized (gain) loss on marketable securities	—	2,000
Loss on equity method investee	357,000	381,000
Tax benefit on non-qualified stock options	88,000	57,000
Decrease (increase) in:
Notes receivable	81,000	(127,000)
Accounts receivable	350,000	(6,552,000)
Inventories	(3,651,000)	(4,184,000)
Income tax receivable	47,000	258,000
Prepaid expenses and other	(1,786,000)	4,000
Other assets	(3,867,000)	(987,000)
Increase (decrease) in:
Accounts payable	(3,504,000)	2,100,000
Accrued liabilities	(645,000)	1,253,000
Income taxes payable	(1,578,000)	(2,130,000)
Other	24,000	38,000

Net cash provided by operating activities	4,608,000	8,811,000

Cash Flows From Investing Activities:
Purchases of land, property and equipment	(6,627,000)	(20,579,000)
Proceeds from sale of property	368,000	67,000
Proceeds from sales of marketable securities	—	1,187,000
Purchases of marketable securities	(6,000)	—
Purchase of intangibles	(279,000)	(461,000)

Net cash used in investing activities	(6,544,000)	(19,786,000)

Cash Flows From Financing Activities:
Proceeds from lines of credit	—	6,127,000
Repayment of lines of credit	(529,000)	(7,583,000)
Proceeds from long-term debt	4,705,000	—
Repayment of long-term debt	(686,000)	(301,000)
Proceeds from short-term borrowing	3,221,000	—
Repayment of short-term borrowing	—	(277,000)
Principal payments on capital leases	(275,000)	(244,000)
Issuance of common shares	77,000	1,123,000

Net cash provided by (used in) financing activities	6,513,000	(1,155,000)

Effect of exchange rate changes on cash and cash equivalents	1,758,000	(1,381,000)
Net (decrease) increase in cash and cash equivalents	6,335,000	(13,511,000)
Cash and cash equivalents, beginning of period	44,893,000	56,460,000

Cash and cash equivalents, end of period	$51,228,000	$42,949,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.    Summary of Significant Accounting Policies

Basis of Presentation

The condensed consolidated financial statements include the accounts of QIAGEN N.V. (the Company), a company incorporated in The Netherlands, and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in affiliated companies that are 50 percent or less owned and where the Company exercises significant influence over the operations are accounted for using the equity method. All other investments are accounted for under the cost method.

In the opinion of management and subject to the year-end audit, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included. The results of operations for the interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2002.

As discussed in Note 14, the Company acquired Xeragon, Inc. and GenoVision A.S. during the second quarter of 2002 in transactions accounted for as purchases, thus, the results of operations of the acquired companies are included in the consolidated results for the Company from the date of acquisition.

Stock Based Compensation

At March 31, 2003, the Company has a stock option plan, which is accounted for under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”, an amendment of FASB Statement No. 123 (SFAS No. 148). Had compensation expense for the Company’s stock option plan been determined based on the fair value at the grant date, consistent with the methodology prescribed under SFAS No. 148, the Company’s net income and earnings per share would have approximated the pro forma amounts indicated below:

	2003	2002
Net income, as reported	$10,995,000	$9,506,000
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(3,414,000)	(4,517,000)

Proforma net income	$7,581,000	$4,989,000

Earnings per share:
Basic—as reported	$0.08	$0.07
Basic—pro forma	$0.05	$0.03
Diluted—as reported	$0.08	$0.07
Diluted—pro forma	$0.05	$0.03

QIAGEN N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

2.    Shareholders’ Equity

The following tables detail the changes in shareholders’ equity from December 31, 2002 to March 31, 2003 and from December 31, 2001 to March 31, 2002, respectively:

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total
	Shares	Amount
BALANCE AT DECEMBER 31, 2002	145,533,589	$1,478,000	$134,547,000	$120,420,000	$6,586,000	$263,031,000

Net income	—	—	—	10,995,000	—	10,995,000
Unrealized loss, net on marketable securities	—	—	—	—	(39,000)	(39,000)
Translation adjustment	—	—	—	—	1,755,000	1,755,000
Exercise of stock options	66,914	1,000	76,000	—	—	77,000
Tax benefit in connection with nonqualified stock options	—	—	88,000	—	—	88,000

BALANCE AT MARCH 31, 2003	145,600,503	$1,479,000	$134,711,000	$131,415,000	$8,302,000	$275,907,000

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total
	Shares	Amount
BALANCE AT DECEMBER 31, 2001	143,463,800	$1,458,000	$123,117,000	$97,278,000	$(8,878,000)	$212,975,000

Net income	—	—	—	9,506,000	—	9,506,000
Unrealized loss, net on marketable securities	—	—	—	—	(585,000)	(585,000)
Realized loss, net on marketable securities	—	—	—	—	5,000	5,000
Translation adjustment	—	—	—	—	(1,795,000)	(1,795,000)
Exercise of stock options	214,971	2,000	1,121,000	—	—	1,123,000
Tax benefit in connection with nonqualified stock options	—	—	57,000	—	—	57,000

BALANCE AT MARCH 31, 2002	143,678,771	$1,460,000	$124,295,000	$106,784,000	$(11,253,000)	$221,286,000

QIAGEN N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

3.    Comprehensive Income

The components of comprehensive income for the three-month periods ended March 31, 2003 and 2002 are as follows:

	Three Months Ended March 31,
	2003	2002
Net income	$10,995,000	$9,506,000
Net unrealized loss on marketable securities	(39,000)	(585,000)
Net realized (gain) loss on marketable securities	—	5,000
Foreign currency translation adjustment	1,755,000	(1,795,000)

Comprehensive income	$12,711,000	$7,131,000

The following table is a summary of the components of accumulated other comprehensive loss as of March 31, 2003 and December 31, 2002:

	2003	2002
Net unrealized (loss) gain on marketable securities	$(981,000)	$(942,000)
Foreign currency translation adjustment	9,283,000	7,528,000

Accumulated other comprehensive loss	$8,302,000	$6,586,000

4.    Net Income Per Common Share

Net income per common share for the three months ended March 31, 2003 and 2002 are based on the weighted average number of common shares outstanding and the dilutive effect of stock options outstanding.

The following schedule summarizes the information used to compute net income per common share:

	Three Months Ended March 31,
	2003	2002
Weighted average number of common shares used to compute basic net income per common share	145,564,000	143,588,000
Dilutive effect of stock options	555,000	1,585,000

Weighted average number of common shares used to compute diluted net income per common share	146,119,000	145,173,000

Outstanding stock options having no dilutive effect, not included in above calculation	8,296,000	3,984,000

QIAGEN N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

5.    Facility Closure and Relocation

At the end of 2002, the Company closed the QIAGEN Genomics site in Bothell, Washington and relocated several of the site’s activities to other locations, mainly to the recently opened facilities in Germantown, Maryland and Hilden, Germany. Activity for accrued closure and related costs for the three months ended March 31, 2003 is as follows:

	Accrual Balance 12/31/2002	Amounts Paid in Cash or Settled	Q1 2003 Amounts Accrued	Accrual Balance 3/31/2003
Severance and employee related	$1,670,000	$(1,131,000)	$—	$539,000
Lease and facility	30,000	(50,000)	895,000	875,000
Other	395,000	(448,000)	126,000	73,000

	$2,095,000	$(1,629,000)	$1,021,000	$1,487,000

In total, the Company expensed approximately $1.6 million in the first quarter of 2003. These costs consisted primarily of lease and facility costs. The Company does not anticipate any further costs related to the closure.

6.    Inventories

The components of inventories consist of the following as of March 31, 2003 and December 31, 2002:

	2003	2002
Raw materials	$11,798,000	$13,535,000
Work in process	22,200,000	16,310,000
Finished goods	27,123,000	26,268,000

Total inventories	$61,121,000	$56,113,000

7.    Intangible Assets

The following sets forth the intangible assets by major asset class as of March 31, 2003 and December 31, 2002:

	2003		2002
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	$8,409,000	$(3,190,000)	$7,930,000	$(2,855,000)
Developed technology	8,022,000	(738,000)	8,203,000	(528,000)

	$16,431,000	$(3,928,000)	$16,133,000	$(3,383,000)

Unamortized Intangible Assets:
Goodwill	$24,827,000		$25,569,000

The changes in the carrying amount of goodwill for the three months ended March 31, 2003 related only to foreign currency translation.

QIAGEN N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Amortization expense on intangible assets totaled approximately $478,000 for the three-month period ended March 31, 2003. Amortization of intangibles for the next five years is expected to be approximately:

2004	$1,719,000
2005	$1,586,000
2006	$1,457,000
2007	$1,455,000
2008	$1,360,000

8.    Debt

The Company has five separate lines of credit amounting to approximately $7.0 million with variable interest rates. Approximately $425,000 was utilized on these credit facilities at March 31, 2003. The availability of total credit is reduced by approximately $501,000 due to guarantees made against one of the credit facilities. Additionally, the Company had two short-term loans amounting to approximately $3.3 million with fixed interest rates of 4.29 percent, which were paid in April 2003.

At March 31, 2003, long-term debt totaled approximately $105.0 million, of which $6.1 million was current. A note payable of EUR 7.7 million, (approximately $8.4 million at March 31, 2003) which bears interest at 3.75 percent is due in semi-annual payments of EUR 639,000 (approximately $697,000 at March 31, 2003), with a final payment due in March 2009. In addition, the Company has loan facilities originally totaling EUR 100 million with a group of banks led by Deutsche Bank. At March 31, 2003, borrowings against these facilities consisted of EUR 48.8 million (approximately $53.1 million at March 31, 2003) at a variable interest rate of EURIBOR plus 1.2 percent, and $43.5 million at a variable interest rate of LIBOR plus 1.28 percent. In accordance with the terms of the lending agreements, as amended, on May 27, 2003 the facilities will be reduced to EUR 95 million and on May 27, 2004 will be reduced to EUR 90 million. Thus, at March 31, 2003, EUR 4.3 million (approximately $4.7 million), the amount in excess of EUR 95 million, is classified as current and will be paid in May 2003. The remainder will be due in one final payment in July 2005. The Deutsche Bank agreements contain financial and non-financial covenants including, but not limited to, the maintenance of certain financial ratios. The Company was in compliance with these covenants at March 31, 2003. The proceeds of these facilities are primarily dedicated to the refinancing of previously made acquisitions of land and the construction of manufacturing, research and administrative facilities thereon.

9.    Provision for Income Taxes

The provision for income taxes for the three months ended March 31, 2003 and 2002 is based upon the estimated annualized rate for each of the respective years. Additionally, in the current period, the Company recorded a $2.6 million deferred tax asset as a result of deductions related to the closure of the QIAGEN Genomics site in Bothell, Washington, which was partially offset by a $1.2 million write-off of QIAGEN Genomics’ deferred tax assets which will not be utilized in the future.

QIAGEN N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

10.    Supplemental Cash Flow Information

Non-cash investing and financing activities, which are excluded from the consolidated statements of cash flows, along with cash paid for interest and income taxes are as follows:

	Three Months Ended March 31,
	2003	2002
Non-cash Investing and Financing Activities:
Forgiveness of government grant	$105,000	$—
Property and equipment purchased through capital leases	$63,000	$—
Supplemental Cash Flow Disclosure:
Cash paid for interest	$1,369,000	$1,213,000
Cash paid for income taxes	$2,669,000	$2,728,000

11.    Stock Options

In the three-month period ended March 31, 2003, the Company granted options to purchase 310,070 shares of the Company’s common stock. All options were granted at fair market value at the date of grant. As of March 31, 2003, options to purchase 11.2 million common shares were outstanding at exercise prices ranging from $0.97 to $49.75.

12.    Segment and Related Information

Summarized financial information concerning the Company’s reportable segments is shown in the following tables:

	Three Months Ended March 31,
Net Sales	2003	2002
Germany	$33,436,000	$35,884,000
United States	61,836,000	46,881,000
Switzerland	8,395,000	5,601,000
Japan	12,278,000	8,827,000
United Kingdom	6,231,000	5,275,000
Norway	779,000	—
Other Countries	10,195,000	5,221,000

Subtotal	133,150,000	107,689,000
Intersegment Elimination	(53,564,000)	(37,159,000)

Total	$79,586,000	$70,530,000

Net sales are attributed to countries based on the location of the Company’s subsidiary. QIAGEN operates manufacturing facilities that supply products to other countries in Germany, Switzerland, Norway, Japan and the United States. The sales from these manufacturing operations to other countries are included in the Net Sales of such countries in which the manufacturing locations are based. The intercompany portions of such net sales of a reportable segment are excluded through the intersegment elimination to derive consolidated net sales. During the second quarter of 2002, QIAGEN Sciences, Inc., our new facility on the East Coast, commenced operations. QIAGEN Sciences sells only to other QIAGEN subsidiaries, and as a result, reported net sales and reported intercompany sales for the United States for 2003 are higher than compared to prior periods.

QIAGEN N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

	Three Months Ended March 31,
Intersegment Sales	2003	2002
Germany	$(19,521,000)	$(25,479,000)
United States	(26,154,000)	(8,452,000)
Switzerland	(5,323,000)	(3,205,000)
Japan	(1,828,000)	(23,000)
Norway	(738,000)	—
Other Countries	—	—

Total	$(53,564,000)	$(37,159,000)

All intersegment sales are accounted for by a formula based on local list prices and are eliminated in consolidation.

	Three Months Ended March 31,
Operating Income (Loss)	2003	2002
Germany	$5,015,000	$10,702,000
United States	7,151,000	1,554,000
Switzerland	503,000	(19,000)
Japan	2,472,000	2,209,000
United Kingdom	1,326,000	1,292,000
Norway	(471,000)	—
Other Countries	708,000	586,000
The Netherlands	(591,000)	(418,000)

Subtotal	16,113,000	15,906,000
Intersegment Elimination	(21,000)	(194,000)

Total	$16,092,000	$15,712,000

The Netherlands operating loss primarily resulted from general and administrative expenses. The intersegment elimination represents the elimination of intercompany profit.

Assets	March 31, 2003	December 31, 2002
Germany	$254,481,000	$243,411,000
United States	163,676,000	155,160,000
Switzerland	36,664,000	27,551,000
Japan	29,886,000	29,128,000
United Kingdom	11,697,000	10,383,000
Norway	30,104,000	31,877,000
Other Countries	20,866,000	17,474,000
The Netherlands	158,942,000	152,266,000

Subtotal	706,316,000	667,250,000
Intersegment Elimination	(229,301,000)	(212,739,000)

Total	$477,015,000	$454,511,000

Assets of the Netherlands include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

QIAGEN N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

13.    Commitments and Contingencies

In connection with the acquisition of GenoVision A.S. and subsidiaries, discussed more fully in Note 14, the Company agreed to pay an earn-out of up to $3.0 million based on GenoVision’s performance in the twelve months following the acquisition. The Company anticipates that the full earn-out will be paid in the second half of 2003.

From time to time the Company may be party to legal proceedings incidental to its business. Certain claims, suits or complaints arising out of the normal course of business have been filed or were pending against the Company. Although it is not possible to predict the outcome of such litigation, based on the facts known to the Company and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on its financial position or results of operations.

During the normal course of business, the Company is subject to audit by taxing authorities for varying periods in various tax jurisdictions. During June 2001, a tax audit in Germany for the years 1994 through 1997 was concluded. The Company has received notification that the taxing authorities are examining the treatment of expenses related to stock options, which are required to be accrued when vested under the German Commercial Code, due to a reimbursement agreement between QIAGEN N.V. and QIAGEN GmbH which requires that QIAGEN GmbH make payments to QIAGEN N.V. of an amount equal to the spread on stock option exercises. Based on the advice received from tax experts and its tax advisors, the Company has accrued for the expense of the stock options in the statutory financial statements and in the German tax returns, but such expenses are not recorded in the consolidated financial statements prepared under U.S. GAAP. The matter being examined by the taxing authorities is whether the option expenses are deductible for tax purposes on an accrual basis or only on a payment basis upon the exercise of the options. Accordingly, should the taxing authorities ultimately conclude that the stock option expenses are not deductible for tax purposes on an accrual basis, there would be no income statement impact or impact on earnings per share to the Company’s U.S. GAAP financial statements although the Company may be required to make additional tax payments, the amount of which cannot be determined at this time, but the Company estimates that it could range from zero to approximately $12.0 million. The Company believes its position will be upheld.

14.    Acquisitions

On June 14, 2002, the Company completed the acquisition of GenoVision A.S. and subsidiaries. GenoVision A.S. was formed in 1998 and is located in Oslo, Norway. Subject to the terms of the acquisition agreement, the Company paid approximately $14.3 million in cash and issued 930,426 shares of common stock (valued at approximately $13.9 million) in exchange for all the capital stock of GenoVision A.S. The Company has agreed to pay an earn-out of up to $3.0 million based on GenoVision’s performance in the twelve months following the acquisition. In connection with this merger, the Company expensed costs of approximately $2.8 million, which include $1.2 million of in-process research and development and $1.6 million for equipment impairment. The Company believes that the acquisition will provide QIAGEN with unique, automated solutions for the purification of nucleic acids based on GenoVision’s proprietary magnetic particle technologies. The acquisition, accounted for as a purchase under SFAS No. 141, included the purchase of all of the stock of GenoVision A.S., which, including acquisition costs, resulted in a total purchase price of $29.5 million. A portion of the purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair market value. The Company believes the fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions. However, these assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. Additionally, estimates for the purchase price allocation may change as subsequent information becomes available. Independent appraisers utilizing proven valuation

QIAGEN N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

procedures and techniques determined the value of the intangible assets acquired. These intangible assets include acquired in-process research and development, developed technology and know-how, and goodwill. As a result of the appraisal, $3.6 million was allocated to developed technology and is being amortized straight line over ten years, $700,000 was allocated for contractual worldwide rights of sequence specific primers for gene-based tissue typing, and is being amortized on a straight line basis over three and one-half years, and approximately $18.9 million was allocated to goodwill. A charge of $1.2 million for purchased in-process research and development was included in the Company’s 2002 results. This charge represents the estimated fair value based on risk-adjusted cash flows related to the in-process research and development projects. At the date of acquisition, the development of these projects had not yet reached technological feasibility and the research and development in progress had no alternative future uses. The results of GenoVision operations prior to the date of acquisition were not significant. The results of operations of the acquired company are included in the consolidated results for the Company from the date of acquisition.

On April 17, 2002, the Company completed the acquisition of Xeragon, Inc. of Huntsville, Alabama, pursuant to an agreement and plan of merger with Xeragon dated as of March 28, 2002. In connection with this acquisition, the Company issued 561,123 common shares valued at $8.0 million, to the shareholders of Xeragon in exchange for all of the outstanding capital stock of Xeragon. The acquisition qualifies as a tax-free reorganization under U.S. income tax provisions. Established in 2001, Xeragon is a market and technology leader for products and services focusing on synthetic nucleic acids, particularly siRNA. The acquisition, accounted for as a purchase under SFAS No. 141, included the purchase of all of the stock of Xeragon, Inc., which, including acquisition costs, resulted in a total purchase price of $8.2 million. A portion of the purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair market value at April 17, 2002. These intangible assets include developed technology and goodwill. As a result of the appraisal, $4.0 million was allocated to developed technology and is being amortized on a straight line basis over ten years, $300,000 was allocated to non-compete agreements and is being amortized straight line over three years, and approximately $3.8 million was allocated to goodwill. The results of operations of the acquired company are included in the consolidated results for the Company from the date of acquisition. Since Xeragon, Inc. was established late in 2001, the results of operations prior to the date of acquisition were not significant.

15.    New Pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, “Consolidation of Variable Interest Entities”, effective as of the first interim period beginning after June 15, 2003. This interpretation requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity where its equity is unable to finance its activities or where the owners of the entity lack the risk and rewards of ownership. The Company does not expect the adoption to have a material impact on the results of operations or financial position of the Company.

On December 31, 2002, the FASB issued SFAS No. 148, “Accounting For Stock-Based Compensation—Transition and Disclosure”. SFAS No. 148 provides additional guidance for those entities that elect to voluntarily adopt the accounting provisions of SFAS 123, “Accounting For Stock-Based Compensation”. The Company has elected not to voluntarily adopt the fair value based method of accounting for stock-based compensation in 2003. If the Company should choose to adopt such a method in the future, its implementation pursuant to SFAS No. 148 could have a material effect on the Company’s consolidated financial position and results of operations. The Company included the required disclosures in this quarterly report.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Note regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this report may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future increases in net sales, gross profit, net income and liquidity. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below. As a result, our future development efforts involve a high degree of risk. For further information, refer to more specific risks and uncertainties discussed in our Annual Report on Form 20-F for the year ended December 31, 2002. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

An inability to manage our growth or the expansion of our operations could adversely affect our business

Our business has grown rapidly, with total net revenues increasing from $120.8 million in 1998 to $298.6 million in 2002. We have recently opened our new research and manufacturing facility in Germantown, Maryland and new manufacturing and administration facilities in Germany, upgraded our operating and financial systems and expanded the geographic area of our operations, resulting in the hiring of new employees, as well as increased responsibility for both existing and new management personnel. The rapid expansion of our business and addition of new personnel may place a strain on our management and operational systems. Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion successfully, and any inability to do so could have a material adverse effect on our results of operations.

We may not achieve the anticipated benefits of acquisitions of technologies and businesses

During the past several years we have consummated a number of acquisitions of companies, through which we have gained access to technologies and products that complement our internally developed product lines. In the future, we may acquire additional technologies, products or businesses to expand our existing and planned business. We may not be able to achieve the benefits expected from any potential acquisition in a reasonable time frame, or at all. Acquisitions would expose us to the risks associated with the:

•	assimilation of new technologies, operations, sites and personnel;

•	diversion of resources from our existing business and technologies;

•	inability to generate revenues to offset associated acquisition costs;

•	inability to maintain uniform standards, controls, and procedures;

•	inability to maintain relationships with employees and customers as a result of any integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	additional expenses associated with future amortization or impairment of acquired intangible assets or potential businesses; or

•	assumption of liabilities or exposure to claims against acquired entities.

We experienced the loss of certain former employees of QIAGEN Operon, Inc. following our acquisition of Operon Technologies, Inc. in June 2000 and in December 2002 closed the QIAGEN Genomics facility located in Bothell Washington, (acquired in our December 1999 acquisition of Rapigene, Inc.). We have not experienced any problems integrating the technological and business acquisitions we have made. However, our failure to address the above risks successfully in the future could have a material adverse effect on our business.

Our continued growth is dependent on the development and success of new products

The market for certain of our products and services is only about fifteen years old. Rapid technological change and frequent new product introductions are typical in this market. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product, and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability, for technological or other reasons, to develop successfully and introduce new products could reduce our growth rate or otherwise damage our business. In the past, we have experienced, and are likely to experience in the future, delays in the development and introduction of products. We cannot assure you that we will keep pace with the rapid rate of change in life sciences research, or that our new products will adequately meet the requirements of the marketplace or achieve market acceptance. Some of the factors affecting market acceptance of new products include:

•	availability, quality and price relative to competitive products;

•	the timing of introduction of the product relative to competitive products;

•	scientists’ opinions of the product’s utility;

•	citation of the product in published research; and

•	general trends in life sciences research.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.

Our operating results may vary significantly

Our operating results may vary significantly from quarter to quarter and from year to year, depending on factors such as the level and timing of our customers’ research and commercialization efforts, timing of our customers’ funding, the timing of our research and development and sales and marketing expenses, the introduction of new products by us or our competitors, competitive conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future revenues. Consequently, revenues or profits may vary significantly from quarter to quarter or from year to year, and revenues and profits in any interim period will not necessarily be indicative of results in subsequent periods.

We depend on patents and proprietary rights that may fail to protect our business

Our success will depend to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights with respect thereto. As of December 31, 2002, we own 41 issued patents in the United States, 31 issued patents in Germany and 170 issued patents in other major industrialized countries. In addition, we have approximately 201 pending patent applications and we intend to file applications for additional patents as our products and technologies are developed. However, the patent positions of technology-based companies, including QIAGEN, involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are continuing to evolve. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications owned by or licensed to us or, if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents owned by or licensed to us will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to us.

The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights. We are aware that patents have been applied for and/or issued to third parties claiming technologies for the separation and purification of nucleic acids that are closely related to those used by us. From time to time we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies and/or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require us to alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary for us to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation could involve substantial cost to us, and there can be no assurance that we would prevail in any such proceedings.

Certain of our products incorporate patents and technologies that are licensed from third parties. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive in nature or, in some cases, termination of the license.

We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There also can be no assurance that any confidentiality agreements between us and our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors.

We currently engage in, and from time to time may engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of the performance of such collaborations.

Exchange rate fluctuations may adversely affect our business

Since we currently market our products in over 42 countries throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value relative to the U.S. dollar of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. We hedge a portion of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of exchange rate fluctuations upon future operating results. While we engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.

Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter.

The markets we serve are characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, increasingly our customers generally make a large portion of their purchase decisions late in each fiscal quarter, as both their budgets and requirements for the coming quarter become clearer. As a result, even late in each fiscal quarter, we cannot predict with any certainty whether our revenue forecasts for the quarter will be achieved. Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if our customers’ purchases during a quarter vary from historical patterns, our final quarterly results could deviate significantly from our projections, as was experienced during the second quarter of 2002. Consequently, our revenue forecasts for any given quarter may prove not to have been accurate. We may not have enough information as a result of such patterns to confirm or revise our sales projections during a quarter. If we fail to achieve our forecasted revenues for a particular quarter, our stock price could be adversely affected.

Overview

We produce and distribute biotechnology products, primarily for the separation and purification of nucleic acids (DNA/RNA) as well as manufacture and market synthetic nucleic acids and related products and services. We believe that we are the world’s leading provider of innovative enabling technologies and products for the separation and purification of nucleic acids based on the nature of our products and technologies and as supported by independent market studies. We operate exclusively in the life sciences industry, and develop, manufacture and market a broad portfolio of proprietary technologies and products, which meet the needs of the academic and industrial research markets. Our products enable customers to reliably and rapidly produce high purity nucleic acids without using hazardous reagents or expensive equipment.

We segment our business based on the geographic locations of our subsidiaries. Our reportable segments include research, production and manufacturing facilities in Germany, the United States, Switzerland and Norway, and distribution subsidiaries in the United States, Switzerland, Japan, the United Kingdom and Other Countries (consisting of subsidiaries in Canada, France, Australia, Italy and Austria). Our holding company is located in the Netherlands. Reportable segments derive revenues from our entire product and service offerings.

On a consolidated basis, operating income increased to $16.1 million in the first quarter of 2003, compared to $15.7 million in the first quarter of 2002. The increase in operating income is primarily the result of decreased operating costs in 2003 as a result of focused cost reduction efforts, including the December 2002 closure of our Seattle facility and the implementation of a cost reduction program related to our synthetic DNA business. These increases to operating income were partially offset by $1.6 million of closure costs in the first quarter of 2003 related to the Seattle facility. Further, on a comparative basis, operating income was reduced by a lower consolidated gross margin in the first quarter of 2003 due to the increased instrumentation sales and higher discounts on synthetic DNA products.

The following table sets forth a summary of operating income (loss) by segment for the three months ended March 31:

	2003	2002
Germany	$5,015,000	$10,702,000
United States	7,151,000	1,554,000
Switzerland	503,000	(19,000)
All other segments	3,444,000	3,669,000

Subtotal	16,113,000	15,906,000
Intersegment Elimination	(21,000)	(194,000)

Total Operating Income	$16,092,000	$15,712,000

In Germany, operating income was lower in 2003 as compared to 2002 primarily due to decreased intercompany sales and increased operating costs. Intercompany sales were lower in 2003 as a result of the new U.S. manufacturing facility, QIAGEN Sciences, located in Germantown, Maryland. Prior to the opening of QIAGEN Sciences, in the second quarter of 2002, our German manufacturing subsidiary provided all consumables sold in the U.S. Operating costs were higher in Germany in the first quarter of 2003 as compared to the first quarter of 2002 primarily due to costs related to the new production and administrative facilities in Hilden, Germany completed late in 2002.

Operating income for the United States in 2003 was higher compared to 2002 primarily due to increased intercompany sales and decreased operating costs. Intercompany sales were higher in 2003 as a result of the new U.S. manufacturing facility, QIAGEN Sciences, located in Germantown, Maryland. QIAGEN Sciences now provides the majority of all consumables sold in the U.S. Operating costs were lower in 2003 as a result focused cost reduction efforts such as the December 2002 closure of our Seattle facility and the implementation of a cost reduction program related to our synthetic DNA business. In the first quarter to 2003, reduced operating costs were partially offset by closure costs of $1.6 million related to the Seattle facility.

Operating income in Switzerland in 2003 was higher compared to 2002 primarily due to higher gross margins in 2003 as compared to 2002 at QIAGEN Instruments AG. In the first quarter of 2003, gross margins returned to a more typical level, as compared to the first quarter of 2002 in which several new lower margin instruments were released.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. During 2002, we released over 25 new products. In the first quarter of 2003, we introduced several new automated systems. The BioRobot® EZ1 system is a slimline workstation, designed for low-throughput nucleic acid purification from a wide range of clinically relevant samples. BioRobot EZ1 Kits launched this quarter include the EZ1 DNA Tissue Kit and two EZ1 DNA Blood Kits for purification of high-quality DNA from tissue and blood using the BioRobot EZ1. The BioRobot M96 workstation was launched for low- to high-throughput, fully automated nucleic acid purification from a range of clinical samples such as blood and tissues. In the medium-throughput range, MagAttract® DNA Blood Mini and Midi M48 Kits were released for use on the BioRobot M48, providing automated purification of total (mitochondrial and genomic) DNA from human whole blood and blood products. The BioRobot Protein and BioRobot Protein LS Systems provide everything needed for large-scale purification and quantification of 6xHis-tagged proteins, plus assay setup. In addition, we introduced the QIAamp® DNA Micro Kit for purification of genomic DNA from very small amounts of samples such as blood (including stains and swabs), tissue and laser microdissected tissue, and forensic samples such as sperm, saliva, and hair. HPP (high performance purity) Grade siRNA was also introduced for highly efficient gene silencing.

Net Sales

In the first quarter of 2003, net sales increased 13% to $79.6 million from $70.5 million in the first quarter of 2002. Net sales in the United States decreased to $35.7 million in 2003 from $38.4 million in 2002, and net sales outside the United States increased to $43.9 million in 2003 from $32.1 million in 2002.

Net sales within the United States decreased primarily due to net sales at QIAGEN, Inc., located in Valencia, California. Beginning in 2003, QIAGEN, Inc. was established as the sales subsidiary for the products previously offered by QIAGEN Operon, Inc., located in Alameda, California. Thus, sales reported by QIAGEN, Inc. now include all sales previously reported by QIAGEN Operon. On a comparative basis, QIAGEN, Inc. reported a decrease in net sales of 11% (or $3.5 million) during the first quarter as compared to the comparable period in 2002. As expected, funding delays of the National Institutes of Health impacted our net sales in the United States. While a similar delay was experienced in 2002, the delay in 2003 was significantly longer and therefore impacted the quarter more significantly. The decrease in net sales was also the result of the December 2002 QIAGEN Genomics facility closure, and lower prices achieved on synthetic DNA products due to greater price competition in the synthetic DNA market. This decrease was partially offset by sales of GenoVision Inc., a wholly owned subsidiary of GenoVision A.S., which was acquired in the second quarter of 2002 and is located in West Chester, Pennsylvania, which reported sales of $863,000 in the first quarter of 2003.

Outside of the United States, the increase in net sales was primarily due to strong growth at QIAGEN GmbH, located in Germany, which reported an increase of 29% ($3.0 million), QIAGEN Ltd., located in England, which reported an increase of 18% ($1.0 million), and QIAGEN K.K., located in Japan, which reported an increase of 26% ($1.6 million) for the first quarter of 2003 compared to the first quarter of 2002. Beginning in 2003, QIAGEN K.K. was established as the sales subsidiary for the products previously offered by QIAGEN Sciences, K.K. (formerly Sawady). Additionally, GenoVision A.S. Vertriebs-GmbH, which was acquired in the second quarter of 2002 and is located in Austria, reported sales of $1.9 million in the first quarter of 2003.

Changes in exchange rates continued to affect the growth rate of net sales for the quarter ended March 31, 2003. A significant portion of our revenues is denominated in European Union euros. Using identical foreign exchange rates for both quarters, net sales outside of the United States increased approximately 17% as compared to the reported increase of 37% for the quarter ended March 31, 2003. See “Currency Fluctuations.”

Gross Profit

Gross profit was $54.0 million or 68% of net sales in the quarter ended March 31, 2003 as compared to $49.5 million or 70% of net sales for the same period in 2002. For the year ended December 31, 2002, gross profit was 68% as a percentage of net sales. The absolute dollar increase in gross profit at March 31, 2003 is attributable to the increase in net sales. Our separation and purification consumable products carry a higher gross profit than many of our other products, such as instrumentation and synthetic nucleic acid products. Therefore, increased revenues from instrumentation and synthetic nucleic acid products, as a percentage of net sales, coupled with lower prices achieved on synthetic nucleic acids, contributed to decreased gross profit as a percentage of net sales in the first three months of 2003. We continue to develop additional instrumentation products that meet the needs of the molecular diagnostic and genomics markets and anticipate future increases in sales of instrumentation products. As previously reported, within the synthetic DNA market there has been greater price competition, resulting in greater discounts, and as a result the gross margins on these products were lower in the first quarter of 2003 than compared to the same period in 2002. Additionally during the first quarter of 2003, gross profit was partially impacted by higher manufacturing costs incurred at our new production facilities in Germantown, Maryland and Hilden, Germany, which began production operations in the second quarter of 2002 and fourth quarter of 2002, respectively.

Research and Development

Research and development expenses increased 17% to $7.5 million (9% of net sales) in the first quarter of 2003 compared with $6.4 million (9% of net sales) in 2002. Using identical foreign exchange rates for both quarters, research and development expenses decreased approximately 2%. We recently expanded our German research facility, which resulted in increased costs related to research and development in the first quarter of 2003 compared to the same quarter of 2002. Our U.S. facility located in Germantown, Maryland will eventually include research and development activities. As we continue to expand our research activities and product development capabilities, additional research and development expense will be incurred related to facility costs and obtaining and retaining employees for the research and development efforts. Further, GenoVision, which was acquired late in the second quarter of 2002, reported research and development expenses of $619,000 in the first quarter of 2003. We have a strong commitment to research and development and anticipate that absolute research and development expenses may increase significantly.

Sales and Marketing

Sales and marketing expenses increased 7% to $19.2 million (24% of net sales) in the first three months of 2003 from $17.9 million (25% of net sales) in the same period of 2002. Using identical foreign exchange rates for both quarters, sales and marketing expenses decreased approximately 1%. Sales and marketing costs are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional items. We anticipate that selling and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products.

General and Administrative

General and administrative expenses increased 2% to $9.7 million (12% of net sales) in the first quarter of 2003 from $9.5 million (13% of net sales) in the same period of 2002. Using identical foreign exchange rates for both quarters, general and administrative expenses decreased approximately 7%. General and administrative expenses primarily represent the costs required to support our administrative infrastructure that continues to expand along with our growth, offset by our recent efforts to lower costs. These efforts include the 2002 closure of our Seattle facility and the implementation of a cost reduction program related to our synthetic DNA business.

Closure and Related Costs

At the end of 2002, we closed our QIAGEN Genomics site in Bothell, Washington and relocated several of the site’s activities to other locations, mainly to our recently opened facilities in Germantown, Maryland and Hilden, Germany. The closure and relocation is expected to contribute to our future profitability as a result of lower operating costs. We had expenses of approximately $1.6 million in the first quarter of 2003 related to the closure, consisting primarily of lease and facility costs. We do not anticipate any further costs related to the closure.

Other Income (Expense)

Other expense was $636,000 in the first quarter of 2003 compared to $708,000 in the first quarter of 2002. This decrease in expense was mainly due to increased research and development grant income and gains on foreign currency transactions, offset by lower interest income and higher interest expense.

In the three months ended March 31, 2003, research and development grant income from European as well as German state and federal government grants increased to $399,000 from $136,000 in the same period of 2002. We conduct significant research and development activities in Germany, and expect to continue to apply for such research and development grants in the future.

We recorded a gain from foreign currency transactions of $138,000 in the first quarter of 2003 as compared to a loss of $140,000 in the first quarter of 2002. The gain from foreign currency transactions reflects net effects from conducting business in currencies other than the U.S. dollar. QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the European Union euro, the British pound, the Swiss franc, the Norwegian Krone, the U.S. dollar, the Australian dollar, the Canadian dollar, and the Japanese yen. See “Currency Fluctuations”.

For the quarter ended March 31, 2003, interest income decreased to $220,000 from $338,000 in the same period of 2002. Interest income is derived mainly from our investment of funds in investment grade, interest-bearing marketable securities. As of March 31, 2003, we had approximately $11.5 million invested in such securities. The weighted average interest rates on the marketable securities portfolio ranged from 1.51% to 1.64% in the first quarter of 2003, compared to 1.88% to 2.10% in the first quarter of 2002.

Interest expense increased to $1.0 million in the first quarter of 2003 compared to $651,000 in the same period of 2002. Interest costs increased primarily as a result of our additional long-term borrowings related to new facility construction.

In the three month period ended March 31, 2003, we recorded a net loss from an equity method investee of $357,000 compared to $381,000 in the same period of 2002. The loss represents our share of losses from our equity investment in PreAnalytiX. The first product of PreAnalytiX, the PAXgene Blood RNA System, was launched in April 2001. Subsequently, additional products and protocols were released. In August 2002, PreAnalytiX announced that they have been successful in forming agreements with pharmaceutical companies including GlaxoSmithKline for the use of the PreAnalytiX system. It is expected that PreAnalytiX will launch further products in 2003. We sell certain products directly as joint venture products and certain products are sold via protocols. The joint venture entity itself, PreAnalytiX GmbH, is expected to report net losses for our fiscal year 2003. As previously disclosed, we intend to continue to make strategic investments in complementary businesses as the opportunities arise. Accordingly, we may continue to record losses on equity investments in start-up companies based on our ownership interest in such companies.

Provision for Income Taxes

Our effective tax rate decreased to 29% in the first quarter of 2003 from 37% in the first quarter of 2002. Our operating subsidiaries are exposed to effective tax rates ranging from approximately 8% to approximately 42%. Fluctuation in the distribution of pre-tax income among these entities can lead to fluctuations of the effective tax rate in our consolidated financial statements. In the current period, the decrease is primarily due to recording a $2.6 million deferred tax asset as a result of deductions related to our closure of the QIAGEN Genomics site in Bothell, Washington, offset by a $1.2 million write-off of QIAGEN Genomics’ remaining deferred tax asset. Without the 2003 tax impact related to the QIAGEN Genomics closure, our effective tax rate would have been 38%.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. As of March 31, 2003 and December 31, 2002, we had cash and cash equivalents of $51.2 million and $44.9 million, respectively, and investments in current marketable securities of $11.5 million. Cash and cash equivalents are primarily held in U.S. dollars, other than those cash balances maintained in the local currency of the subsidiary to meet local working capital needs. At March 31, 2003, cash and cash equivalents had increased to $51.2 million from $44.9 million at December 31, 2002 primarily due to cash provided by operations of $4.6 million and cash provided by financing activities of $6.5 million, offset by cash used in investing activities of $6.5 million. Current marketable securities consist of investments in high-grade corporate securities. As of March 31, 2003 and December 31, 2002, we had working capital of $122.6 million and $111.6 million, respectively.

For the three-month periods ended March 31, 2003 and 2002, we generated net cash from operating activities of $4.6 million and $8.8 million, respectively. Cash provided by operating activities decreased in the quarter ended March 31, 2003 compared to the same period in 2002 primarily due to an increase in other assets related to new genome arrays sets manufactured at QIAGEN Sciences, Inc., a decrease in accounts payable, offset partially by higher net income and depreciation and amortization, and lower increases in inventories. Inventories increased to $61.1 million at March 31, 2003 from $56.1 million at December 31, 2002, primarily due to currency impacts of $1.3 million and increased instrumentation inventories (approximately $3.6 million) primarily as a result of new product releases and purchase commitments. Since we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products or significant technological advances of competitors would have a negative impact on our liquidity.

Approximately $6.5 million of cash was used in investing activities during the first quarter of 2003, compared to $19.8 million for the same period of 2002. Investing activities during 2002 consisted principally of the purchases of property and equipment in connection with the expansion of our production operations in the U.S. and Germany. These capital investment programs were completed at the end of 2002, and as a result, we believe that the cash flow required for investing will continue to be substantially lower in 2003 compared to 2002.

Financing activities provided $6.5 million in cash during the first quarter of 2003, compared to $1.2 million used in the same period of 2002. Cash provided during the quarter was primarily the result of proceeds from short-term and long-term debt. These proceeds were partially offset by repayments of borrowings and capital lease payments.

We have credit lines totaling $7.0 million at variable interest rates of which approximately $425,000 was utilized as of March 31, 2003. The availability of total credit is reduced by approximately $501,000 due to guarantees made against one of the credit facilities. We also have two separate short-term loans amounting to approximately $3.3 million with fixed interest rates of 4.29 percent, which were paid in April 2003. In addition, as of March 31, 2003 we had capital lease obligations in the amount of $12.4 million. We also carry $105.0 million of long-term debt that consists of three notes payable. Two of the notes are at variable rates and have approximately $4.7 million due in May 2003, and the remainder due in one payment in July 2005 totaling approximately $92.0 million. The third note is at a fixed rate of 3.75% due in semi-annual payments through March 2009 of EUR 639,000.

We believe that funds from operations, together with the proceeds from our public and private sales of equity, and availability of financing facilities as needed, will be sufficient to fund our planned operations and expansion during the coming year.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures on intercompany transactions. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or other speculative purposes.

Interest Rate Risk

Interest income earned on our investment portfolio is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment securities. For the quarter ended March 31, 2003, the weighted average interest rate on our marketable securities portfolio was 1.51% to 1.64%.

Borrowings against lines of credit are at variable interest rates. At March 31, 2003, and December 31, 2002, we had $425,000 and $935,000, respectively, of outstanding lines of credit with an average interest rate of 6.9% at March 31, 2003. A hypothetical adverse 10 percent movement in market interest rates would not have materially impacted our financial statements.

In May 2001, we obtained two new loan facilities one for EUR 50.0 million (approximately $54.5 million at March 31, 2003) and the other for $43.5 million with variable interest rates based on EURIBOR (2.45% at March 31, 2003) plus 1.2% and LIBOR (1.40% at March 31, 2003) plus 1.28%. At March 31, 2003, $96.7 million had been drawn against these facilities. A hypothetical adverse 10 percent movement in market interest rates would decrease 2003 earnings by approximately $73,000, based on the quarter-end interest rate, a loan balance consistent with that at quarter-end and a constant foreign exchange rate.

Currency Fluctuations

We operate on an international basis. A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Swiss franc, Norwegian Krone and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. However, because we have substantial expenses as well as revenues in each of our principal functional currencies, the exposure of our financial results to currency fluctuations is reduced. In general terms, depreciation of the U.S. dollar against our other foreign currencies, such as occurred in 2002 with respect to the euro, will increase reported net sales. However, this impact normally will be at least partially offset in the results of operations by gains or losses from foreign currency transactions.

Currency Hedging

In the ordinary course of business, we purchase instruments with which we intend to hedge foreign currency fluctuations with the principle objective of minimizing the risks and/or costs associated with global financial and operating activities. Generally we hedge a majority of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. We do not utilize financial instruments for trading or other speculative purposes. At March 31, 2003, these foreign currency instruments consisted of options, which give us the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. These options are marked to market through our statements of income and are  not designated as effective hedges according to the provisions of SFAS 133. At March 31, 2003, we held  foreign currency exchange options totaling $4.0 million, of which $2.0 million had a notional exchange rate of EUR/USD 1.10, and $2.0 million had a notional exchange rate of EUR/USD 1.11. The options expire at various dates through June 2003.

Foreign Currency Exchange Rate Risk

Our principal production and manufacturing facility is located in Germany and intercompany sales of inventory expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with our German subsidiary. Payment for intercompany purchases of inventory is required within 30 days from invoice date. The delay between the date the German subsidiary records revenue and the date when the payment is received from the purchasing subsidiaries exposes us to foreign exchange risk. The exposure results primarily from those transactions between Germany and the U.S.

The foreign currency exchange rate risk is partially offset by transactions of the German subsidiary denominated in U.S. dollars. Hedging instruments include foreign currency put options that are purchased to protect the majority of the existing and/or anticipated receivables resulting from intercompany sales from Germany to the U.S. These options give us the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. Management does not believe that our exposure to foreign currency exchange rate risk is material.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact to the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or it is reasonably likely that changes in the accounting estimate may occur from period to period that would have a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, accounts receivable, long-term marketable securities, investments, goodwill and other intangibles, and income taxes. We reviewed the development, selection, and disclosure of our critical accounting policies and estimates with the Audit Committee of our Supervisory Board.

Revenue Recognition.    We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (SAB 101), as amended by SAB 101A and 101B. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) could require management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Accounts Receivable.    Our accounts receivable are unsecured, and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection may become questionable based on payment history or age of the receivable. Since a significant portion of our customers are funded through academic or government funding arrangements, past history may not be representative of the future. As a result, we may have write-offs of accounts receivable in excess of previously estimated amounts or may in certain periods increase or decrease the allowance based on management’s current estimates.

Long-term Marketable Securities.    We hold 224,000 shares in Genome Pharmaceuticals Corporation AG (GPC), and since we intend to hold these shares for more than one year, the investment is classified as a long-term marketable security. At March 31, 2003, these shares had a fair market value of $708,000 with a gross unrealized loss of $981,000 included in other comprehensive income or loss as we consider the decline in value temporary. In reaching our conclusion, we considered many factors including current analyst recommendations, recent announcements of the company, and recent stock activity compared to similar companies. These securities have been in an unrealized loss position since April 30, 2002. At September 30, 2002, our unrealized loss was at the highest point, and at December 31, 2002, and during the first quarter and through April of 2003, the unrealized loss since September 30, 2002 decreased as the stock value increased. The methodology used to assess the nature of a decline in value is inherently uncertain. Should we later determine that the decline is other than temporary, it could have a material impact to our financial statements.

Investments.    We have equity investments accounted for under the cost method. We periodically review the carrying value of these investments for permanent impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. Estimating the fair value of these non-marketable equity investments in life science companies is inherently subjective, and if actual events differ from management’s assumptions, it could require a write-down of the investment that could materially impact our financial position and results of operations.

In addition, generally accepted accounting principles require different methods of accounting for an investment depending on the level of control that we exert. Assessing the level of control involves subjective judgments. If management’s assumptions with respect to control differ in future periods and we therefore have to account for these investments under a method other than the cost method, it could have a material impact to our financial statements.

Goodwill and Other Intangible Assets.    We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”, requires us to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The statement requires estimates of the fair value of our reporting units. If we determine that the fair values are less than the carrying amount of goodwill recorded, we must recognize an impairment in our financial statements. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimate.

Income Taxes.    The calculation of our tax provision is complex due to the international operations and multiple taxing jurisdictions in which we operate. We have significant deferred tax assets due to net operating losses (NOL) in the United States and other countries, realization of which is not assured and is dependent on generating sufficient taxable income in the future. Although Management believes it is more likely than not that we will generate sufficient taxable income to utilize all NOL carryforwards, evaluating the NOL’s related to our newer subsidiaries requires us to make estimates that we believe are reasonable, but may also be highly uncertain given that we do not have direct experience with the company or its products and thus the estimates also may be subject to significant changes from period to period as we gain experience. To the extent that our estimates of future taxable income are insufficient to utilize all available NOL’s, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. Further, our holding company, located in The Netherlands, has had a history of losses and thus also has a sizeable NOL. Due to the history of losses of the holding company, we have recorded a full valuation allowance against this deferred tax asset. Should the holding company be profitable in the future and lead management to believe that it is more likely than not that we will realize all or a portion of the NOL, then the estimated realizable value of the deferred tax asset would be recorded and we would provide for taxes at the current tax rate. In the event that actual events differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact our financial position and results of operations.

We operate in numerous tax jurisdictions and are thus subject to audit by various tax authorities. The German taxing authorities are currently examining the treatment of expenses related to stock options, which are required to be accrued when vested under the German Commercial Code, due to a reimbursement agreement between QIAGEN N.V. and QIAGEN GmbH which requires that QIAGEN GmbH make payments to QIAGEN N.V. of an amount equal to the spread on stock option exercises. Based on the advice received from tax experts and our tax advisors, we have accrued for the expense of the stock options in the statutory financial statements and in our German tax returns, but such expenses are not recorded in the consolidated financial statements prepared under U.S. GAAP. The matter being examined by the taxing authorities is whether the option expenses are deductible for tax purposes on an accrual basis or only on a payment basis upon the exercise of the options. Accordingly, should the taxing authorities ultimately conclude that the stock option expenses are not deductible for tax purposes on an accrual basis, there would be no income statement impact or impact on earnings per share to our U.S. GAAP financial statements although we may be required to make additional tax payments. Given the uncertainty of the matter at this time, there is no reasonable amount of potential payment that can be determined, but we estimate that it could range from zero to approximately $12.0 million. Currently, we believe our position will be upheld and that no further payments will be required.

The above listing is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States, with limited or no need for management’s judgment. There are also areas in which management’s judgment in selecting available alternatives may or may not produce a materially different result. See our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F which contain a description of accounting policies and other disclosures required by generally accepted accounting principles in the United States.

AUTHORITATIVE PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, “Consolidation of Variable Interest Entities”. This interpretation requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity where its equity is unable to finance its activities or where the owners of the entity lack the risk and rewards of ownership. At March 31, 2003, we did not have any unconsolidated variable interest entities.

On December 31, 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, “Accounting For Stock-Based Compensation—Transition and Disclosure”. SFAS No. 148 provides additional guidance for those entities that elect to voluntarily adopt the accounting provisions of SFAS 123, “Accounting For Stock-Based Compensation”. We have adopted this pronouncement for the year ending December 31, 2002 and have included the required disclosures in this quarterly report.

SUPPLEMENTAL INFORMATION AS REQUIRED BY THE GERMAN DECLARATION  ON CORPORATE GOVERNANCE

At March 31, 2003 we had 1,599 employees. There have been no changes to the Supervisory or Managing Boards described in our Annual Report for the year ended December 31, 2002 reported on Form 20-F. Pursuant to §15a of the German Securities Trading Act (Wertpapierhandelsgestz), the table below lists separately for each member of our Managing and Supervisory board, the number of Company shares held directly in the name of each board member, and rights for such shares held by each board member as of April 30, 2003. This table does not reflect shares beneficially owned but indirectly held by the board members. Total ownership information, including all shares beneficially owned by each board member as of February 3, 2003, can be found in our December 31, 2002 annual report filed on Form 20-F.

	Options to Purchase Common Shares	Shares Held Directly
Supervisory Board:
Prof. Dr. Detlev H. Riesner	491,302	171,600
Dr. Franz A. Wirtz	94,000	200,000
Jochen Walter	61,334	70,000
Erik Hornnaess	88,000	10,000
Professor Dr. Manfred Karobath	56,000	—
Dr. Heinrich Hornef	56,000	1,600

Managing Board:
Dr. Metin Colpan	1,462,625	—
Peer M. Schatz	1,132,150	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/S/ PEER M. SCHATZ
Peer M. Schatz Chief Financial Officer

Date:  May 14, 2003

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated January 8, 2003

99.2	Press Release dated January 15, 2003

99.3	Press Release dated February 17, 2003

99.4	Press Release dated February 18, 2003

99.5	Press Release dated March 12, 2003

99.6	Press Release dated March 27, 2003

99.7	Press Release dated April 23, 2003

99.8	Press Release dated May 5, 2003